[FIRST MARINER BANCORP LETTERHEAD]

January 21, 2010

VIA EDGAR AND FACSIMILE (703) 813-6983

Gregory Dundas

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:                             First Mariner Bancorp

Registration Statement on Form S-1

Filed December 8, 2009

File Number: 333-163560

Dear Mr. Dundas:

This letter serves as the response of First Mariner Bancorp (the “Company”) to the Staff’s comment letter dated December 22, 2009, regarding the above-referenced Form S-1.  To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses.

General

Comment No. 1:

Please confirm that you will file a pre-effective amendment that includes a prospectus that discloses the number of shares being offered, the pro forma capitalization and subscriptions, if any, contemplated by officers and directors.

Response to Comment No. 1:

The Company hereby confirms that it will file a pre-effective amendment to the registration statement to disclose this information, as necessary.

Recent Operations Challenges, Page 9

Comment No. 2:

Please confirm that you will revise any amendments to the registration statement to update your disclosure regarding the cease-and-desist orders with the FDIC, the FRB agreement, and related issues, with any material developments to the status of those orders or your responses to them.

Response to Comment No. 2:

The requested revisions have been made to the last paragraph on page 11, the carryover paragraph on page 12, and to the first full paragraph on page 13.  The Company hereby confirms that it will revise any amendments to the registration statement to further update this information, as necessary.

Cover page

Comment No. 3:

Disclose that there is a minimum number of shares that must be sold in order for the offering to go forward, and explain what will happen in the event the minimum is not reached, including a statement that if the minimum is not reached, funds held in escrow will be “promptly” returned.  Refer to Rule 10b-9 of the Exchange Act.

Response to Comment No. 3:

The requested revisions have been made to the sixth full paragraph of the cover page.  With respect to the reference to the “prompt” return of funds in the event that the minimum of the offering range is not achieved or the stock offering is otherwise cancelled,  revisions have also been made to similar references in: (1) on page 3 to the section entitled “How soon must I act to exercise my subscription rights; (2) on page 7 to the section entitled “If the rights offering is not completed, will my subscription payment be refunded to me?” and to the section entitled “If the public offering of unsubscribed shares is not completed, will my subscription payment be refunded to me?”; (3) on page 18 to the section entitled  “Extension and Cancellation”; (4) on page 18 under the section entitled “—Extension and Cancellation”; and (5) on page 56 to the section entitled “—Expiration Date and Cancellation Rights.”

Comment No. 4:

Revise to clarify the nature of the standby purchase agreements, in what manner the amounts of those agreements are linked to the amount of shares sold in the public offering, and the conditional nature of the purchase agreements.  Do this in brief form on the cover page, and explain more fully in the Q&A section.

Response to Comment No. 4:

As discussed with the Staff, the disclosure on the cover page and in the Q&A section will be revised as requested as necessary when and if the Company negotiates the terms of such agreements with standby purchasers.

Comment No. 5:

Please update your disclosure here and elsewhere, as appropriate, regarding the status of your listing on the Nasdaq Global Market.

Response to Comment No. 5:

In response to this comment, the disclosure has been revised: (1) in the last full paragraph of the cover page above the “Offering Summary” table; (2) on page 19 under the section entitled “Summary—The Rights Offering—NASDAQ Global Market Symbol”; and (3) on pages 32-33 under the section entitled “Risk Factors—If we are unable to satisfy the continued listing standards of NASDAQ, our stock may be delisted from the NASDAQ Stock Market, which could adversely affect its market price and liquidity.”

Questions and Answers relating to the Rights Offering, page 1

Comment No. 6:

Under the question, “Why are we conducting the stock offerings?”, revise to disclose the need to raise capital under the FDIC orders and the FRB agreement.  Provide a cross-reference to the longer discussion of these issues in the Summary.  Move this question to the first page of this section, following the question “What is the offering to the standby purchasers?”

Response to Comment No. 6:

In response to this comment, the disclosure under the question “Why are we conducting the stock offering” has been revised and moved to page 1 of the prospectus (below the section entitled “What is the offering to the standby purchasers?”

Recent Operational Challenges, page 9

Comment No. 7:

Under the section entitled “Cease and Desist Orders” at the bottom of page 10, it appears that the phrase “alleged charges” should read simply “charges.”  Please revise or advise.

Response to Comment No. 7:

The last line of the first paragraph under the section entitled “Cease and Desist Orders” on page 11 has been revised in response to this comment.

Our Business Strategy, page 13

Comment No. 8:

Please revise the section entitled “Manage our Asset Quality” to provide an illustration of the pro forma effect on capital as a result of your current attempts to raise capital, including the sale of Mariner Finance and the current rights offering at the minimum and maximum levels along with the standby purchase agreements.

Response to Comment No. 8:

In response to this comment, the disclosure has been revised on pages 14 and 15 under the sections entitled “Summary—Our Business Strategy —Improve Our Capital” and “—Sale of Mariner Finance”.

*      *      *      *      *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the subject filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the subject filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding the Form S-1, please contact the undersigned or Edward G. Olifer, Esq. at 202.508.5852.

Very truly yours,

FIRST MARINER BANCORP

/s/ Mark Keidel

Mark Keidel
Chief Operating Officer

cc:                                 Edward G. Olifer, Esq.

Gary R. Bronstein, Esq.

Joel R. Rappoport, Esq.

Kilpatrick Stockton LLP

607 14th Street, NW, Suite 900

Washington, DC 20005